

November 26, 2012

Via E-mail
Ms. Sarah B. Gasch
Executive Vice President and Chief Financial Officer
HKN, Inc.
180 State Street, Suite 200
Southlake, Texas 76092

      Re: **HKN, Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2011
            Filed March 2, 2012
            File No. 1-10262

Dear Ms. Gasch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

General

1.   At various locations in the document, you state your investment in Global Energy Development PLC (Global) is accounted for under the cost method. In other locations and in the financial statements, it appears you have classified this investment as an available for sale equity security and have accounted for it under the guidance of FASB ASC 320-10-25 versus FASB ASC 325-20-25. Please revise your document to remove references to the cost method.

Financial Statements, page 19

Note 3 – Investments in Global, page 29

2.   Please disclose your policy for assessing your investment in Global for impairment. Refer to FASB ASC 320-10-35-17 through 35-33 for additional guidance.

Controls and Procedures, page 43

3.   Please comply with Item 308(c) of Regulation S-K and disclose any change in your internal control over financial reporting rather than only significant changes in your internal control over financial reporting.

Related Party Transactions, page 54

4.   With respect to the Share Exchange Agreement with Quadrant, please disclose the approximate dollar value of the aggregate consideration involved in the transaction. See Item 404(a)(3) of Regulation S-K.

Exhibits, Financial Statement Schedules, page 56

5.   It appears that you have not filed a number of exhibits which are required to be filed, or incorporated by reference, with your Form 10-K. For example, we note the following missing exhibits which appear to be material: the contracts, referred to on page 4 of your Form 10-K, giving Britewater International, Inc. the right of first refusal for oilfield emulsions generated in certain fields on the Alaskan North Slope; and the loan agreements with Global Energy Development PLC, referred to on page 4.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

6.   Similarly, please file an amendment to your Form 10-Q to file as an exhibit the Loan Agreement with Global Energy Development PLC, referred to on page 11 of your Form 10-Q. See Item 601(b)(10) of Regulation S-K, including Instruction 2. For guidance on preparing the Form 10-Q amendment, see Exchange Act Rule 12b-15 and Question 161.01 of the Exchange Act Rules Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

7.   Similarly, please file an amendment to your Form 10-Q to file the following exhibits: the agreement relating to your acquisition of the 50% ownership interest in Gerrity Oil, LLC, referred to on page 7 of your Form 10-Q; and the amendment to your loan agreement with Global Energy Development PLC, referred to on page 26.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher (Staff Accountant) at (202) 551-3706 or Kimberly Calder (Assistant Chief Accountant) at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Norman von Holtzendorff (Staff Attorney) at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director